Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on December 18, 2017

Chongqing, November 15, 2017 — Daqo New Energy Corp. (NYSE: DQ) (the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will hold its annual general meeting (the “AGM”) at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on December 18, 2016 at 2:00 P.M. (Beijing time).

Holders of record of the Company’s ordinary shares at the close of business in the Cayman Islands on November 17, 2017 will be entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing the Company’s Investor Relations Department at kevin.he@daqo.com, or by writing to:

Daqo New Energy Corp. Shanghai Office

Room C, 29th Floor, Huadu Building

No. 838, Zhangyang Road

Pudong District, Shanghai 200122

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: kevin.he@daqo.com